TRANSAX INTERNATIONAL LIMITED
South Part 1-101
Nanshe Area, Pengnan Industrial Park
North Yingbinbei Road
Waisha Town, Longhu District
Shantou, Guangdong, China 515023

Telephone (86) 75483238888

March 30, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.   20549

Attention:              Max A. Webb, Assistant Director
J. Nolan McWilliams
Jeffrey Sears
Lyn Shenk, Accounting Branch Chief

Re:          Transax International Limited (the “Company”)
Amendment No. 2 to Form 8-K
Filed March 5, 2012
File No. 000-27845

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated March 20, 2012 on the above-referenced filing.  Following are the Company’s responses to such comments.   It appeared to the Company from these comments that only the response to comment 6 which requests additional disclosure in the Form 8-K/A would result in a further amendment to the filing.  We have included the proposed revised disclosure in our response to that comment.  We will file a further amendment to the 8-K/A immediately following the staff’s review and advice as to the sufficiency of these responses.

Management’s Discussion and Analysis, page 25

Results of Operations for the nine months ended September 30, 2011, page 27

1.
We note your response to prior comments 1 and 3 and reissue in part.  Please discuss in greater detail the steps that you took to implement your export sales strategy through BT Brunei and explain how you “leverage your export sales contacts” as part of this strategy.  We note in this regard that your revenues for the nine months ended September 30, 2011 were several times those in the comparable period in 2010, yet your selling expenses as a percentage of revenues declined to less than one percent.

RESPONSE:  I have substantial experience in the toy industry in the PRC and, I am very active in toy industry trade associations in China.  During my career, I have developed an extensive network of contacts, including potential export customers.  My experience is complemented by the Company’s skilled and experienced sales and marketing staff.  Like most CEO’s, I am interested in pursuing efforts to expand my company’s business in a fashion which also increases my company’s profits.  Prior to 2011, the Company’s sales were concentrated in the domestic (PRC) market, with limited export sales.  I did not believe we would be able to expand our export business because we could not compete on a pricing basis and our company was already experiencing declining margins as a result of the competitive environment in which we compete in China.  In 2010, during the course of my discussions with my peers, I became aware that a number of my competitors had begun utilizing the business strategy of forming a company in a tax haven country and then using that entity to conduct export sales which would enable the company to offer more competitive pricing as it would eliminate the substantial PRC taxes on those export sales.  In early 2011 we began taking the steps necessary to mimic this business strategy for my company which is described in greater detail in the 8-K/A beginning on Page 4 under the Reorganization sub-section.

During this time, I also contacted the Company’s customers, as well as potential customers, to inform them that I expected to expand my Company’s operations to include export sales. Once the Reorganization was completed, my sales and marketing staff began the process of following up on my initial communications and we began making export sales through BT Brunei.  As described in the MD&A portion of the Form 8-K/A, the Company’s selling expenses consist of salaries and related costs associated with BT Shantou’s full-time salesmen employed at our headquarters who staff our toy showroom and are responsible for servicing customers who visit our showroom.  BT Brunei’s sales expenses are lower as it was organized in the second quarter of 2011 and it leverages the sales staff at our toy showroom to perform those duties.

2.
We note your revised disclosure that sales attributable to BT Brunei had a gross margin of 11.9%.  Please separately quantify the impact of volume pricing and the impact of operational cost savings because of favorable taxation on gross margin attributable to BT Brunei.

RESPONSE: We estimate that approximately 50% of our gross margin in 2011 is primarily due to the impact of volume pricing from BT Brunei export sales.  While we know that there is an embedded element of tax savings in our volume/pricing strategy which will reduce our expenses,  we are unable at this point to provide a quantifiable impact while considering the offsetting increases in selling expenses and SG&A.  Eventually, as we gather more history, we will be able to determine how much of those tax savings are impacting our volume/pricing level and gross margin for our operations.

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 8

3.           We note the following from your response to prior comment four:

•
You, typically, are not subject to general inventory risk, as defined in FASB ASC 605-45-45-5 as (i) you typically do not take title to the products that you market prior to the placement of an order by a customer and (ii) you have experienced minimal returns due to product rejection;

RESPONSE: The Company believes that it takes title to the toy products ordered from the supplier through a separate contractual arrangement with the supplier. Separately, the Company executes the sales order with the customer for the products ordered. Both transactions are separate and not integrated; and they are not netted in the same sales contract.  As such, we believe that the Company meets the requirement of FASB ASC 605-45-45-5, which states that we have the unmitigated general inventory risk as a principal with the customer. The Company takes the title to the toy products when the supplier fulfills the order from the Company and issues an invoice to the Company, with the Company being the purchaser. The Company then proceeds to deliver the products to its customers, with the Company being the consignor, documented on the shipping documentation issued by the shipper.

•
You, generally, are not subject to physical loss inventory risk, as defined in FASB ASC 605-45-45-12, as the majority of your customers’ orders are fulfilled via direct shipment between the supplier and the customer on a FOB shipping point basis;

RESPONSE: The fact that a majority of the toys products the Company sells are shipped directly from the its suppliers’ facilities to its customers does not mean the Company is not subject to physical loss inventory risk. In all of these instances, the Company, and not the supplier, is the consignor of the shipment.  As discussed above, from the time the supplier issues the invoice to the Company, the Company takes the title of the products and is subject to physical loss inventory risk until the Company ships out the products, evidenced by the shipping documentation issued by the shipper.  In all cases, this documentation identifies the Company as the consignor, and not an agent, for the shipment. Even though the timing between when the Company receives the invoice and the products are shipped may be relatively short, the Company takes the title of the inventory and bears the risk of inventory loss during such time in fulfilling the sales with the customer.

•	You, generally, do not make physical alterations to the products that you market;

RESPONSE: In accordance with ASC 605-45-45-9, the Company does make alterations to the products it markets to satisfy specific customers requests on customized orders. The changes can include changes in mechanical functionality, appearance, physical dimension, and materials. These customizing changes are meant to create a more unique product which will in turn command a higher retail price for the Company’s customers than an “off the shelf” toy which can be sold by many of the competitors of the Company’s customers.  The Company provides its customers with design advice and technical assistance for the design and functionality changes to fulfill a customized order.  The Company’s staff also works with the Company’s suppliers to implement the customized changes to ensure that the final product meets the order specification of the Company’s customer.

•
Sales generated through visits to your toy showroom represent approximately 70% of your reported revenue and, therefore, it appears that you may not be significantly involved with the determination of product or service specifications;

RESPONSE:  The process for beginning the customized order generally begins with a visit to our toy showroom, which contains displays of “off the shelf” toys from a number of manufacturers together with unique samples of previously customized toys we have assisted other customers in designing.  Our showroom provides our customers with representative samples of the type and scope of customization which is available and we have sole discretion as to the manufacturer of the products purchased by our customers.

•	The toy products that you market are typically branded in the name of the respective manufacturer, rather than your company’s name.

Given that the observations noted above, generally, indicate that it may be most appropriate to recognize revenue on a “net” basis, please tell us the specific factors that you believe support the recognition of revenue on a “gross” basis.  Your response should explain, in detail, why you believe that the factors which you identify as support for the “gross” recognition of revenue should outweigh those factors that indicate “net” recognition of revenue may be most appropriate.  In this regard, your response should give appropriate consideration to your responses to all other comments that address your conclusion that the “gross” recognition of revenue is appropriate (i.e., as assumed below).  Please be advised that FASB ASC 605-45-45-13 suggests that the assumption of credit risk for the amount billed to a customer provides weaker evidence that an entity has risks and rewards as a principal in a transaction.  In addition, be advised that FASB ASC 605-45-45-4 states that responsibility for arranging transportation for products ordered by a customer is not responsibility for fulfillment of an order (i.e., as the primary obligor).

RESPONSE: As set forth above, and in accordance with ASC 605-45-45, the Company believes that it meets the criteria to report our revenues using "gross" basis of revenue recognition, as follows:

˃           ASC 605-45-45-1 provides that it is a matter of judgment (emphasis added) whether an entity should report revenue based on either of the following:

a.           the gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods and services, or

b.           The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

The Company does not fall into category (b) above since we never bill to the customer on a net basis with the supplier's cost, and our business is not based on a commission model or fee as an agent. The Company is the principal in all transactions and our sales invoices reflect that the customer is purchasing the products from us with no identification as to the ultimate manufacturer of the product at time of the order.  The Company believes that it has  demonstrated that we are not an agent because, in accordance with the indicators described under ASC 605-45-45-15, we do not meet the criteria for "net" reporting, as follows:

˃           In accordance with ASC 605-45-45-16, our Company, and not the supplier, is the primary obligor in our sales transactions with customers. We are responsible for providing the product ordered by our customer, including the acceptability of the products, and taking title for the products desired by a customer in the fulfillment of the sales process delivered to the customer. We are also the primary obligor because we reflect the sales in our accounts receivable and take the credit risk in all sales with customers.  We also engage in separate and distinct contract for purchases of our products, which is reflected in cost of goods sold, and is in no way tied or netted with the sales contract with our customer.

˃           In accordance with ASC 605-45-45-17, the amount we receive from sales is not fixed, but is based on whatever sales amount we decide to transact for with the customer. All sales transactions are different and we do not have a pre-determined commission, and thus do not operate as an agent, but a principal, in the transaction.  We do not earn a fixed dollar amount per customer transaction as evident from the sales we make in our operations.

˃           In accordance with ASC 605-45-45-18, we have the credit risk on all sales and the supplier does not carry the credit risk on our customer's sales.  We recognize in our accounts receivable all sales to customers and take the credit risk on collection of the amounts on those sales. Likewise, we recognize in our accounts payable all amounts due the suppliers and are obligated to pay those regardless of any non-payment to us by our customers.  There is no assumption of credit risk by the supplier on our sales transactions, and we enter into separate contract for purchases of our products with supplier, thus engaging in two separate transactions which involve (1) a separate and distinct sales invoice to customer as the principal and collection from such customer on the sales and, (2) a separate contract with supplier to acquire the products we need for sales to our customers.

Therefore, and as discussed above under the "net" reporting criteria outlined under ASC 605-45-45-15, the Company does not meet the "net" reporting indicators outlined under in the guidance and, therefore, it falls under the "gross" recognition of revenue because the Company:

•	is the primary obligor in the sales arrangement with the customer and not the supplier, in compliance with ASC 605-45-45-4;
•	has general inventory risk in accordance with 605-45-45-5;
•
has complete discretion and latitude in establishing the price for the product, and thus take the risks and rewards of a principal in the transaction which is strong indicator that we should record revenue "gross" based on the amount billed to the customer, in compliance with ASC 605-45-45-8;

•	has discretion in supplier election for product and services, and as such is primarily responsible for fulfillment of the sales in accordance with ASC 605-45-45-10;
•	is involved in the determination of the attributes of the product to satisfy customers' selections and demands, in accordance with ASS 605-45-45-11;
•
takes credit risk because we are responsible for collection the sales price from a customer and must pay the amount owed to a supplier , regardless of whether the sales price is fully collected which is a strong indicator of compliance with ASC 605-45-45-13; and

•
takes physical loss inventory risk because title to the product is transferred to the customer at the shipping point and our shipping records and all related documentation validate that we are the consignor in the bill of lading in compliance with ASC 605-45-45-12.

4.	Please tell us the typical time between placement of an order by a customer and the shipment of the ordered products either to you or your customer.

RESPONSE: The typical time between placement of an order by a customer and shipment of the ordered products could vary and may be as short as a few days, if the products are already available from our inventory or supplier, to 20 to 30 days in instances of either customized orders or fulfillment of mixed lots for diverse toys ordered by the customer.

5.
You state in your response to prior comment four that suppliers process orders according to your specification.  Please describe for us the nature of the specifications that are typically provided and/or communicated to suppliers.

RESPONSE:  As set forth above, the customization of toys can include changes in mechanical functionality, appearance, physical dimension, and materials.  For example, a toy can be redesigned to change the power source, such as from a manual operation (such as a crank or friction power) to battery or electrical power. The appearance could be altered to change the physical appearance and details, and the dimensions of the overall toy or specific components of the toy.  Lastly, the composition materials could be changed to substitute a different type of plastic or alter the toy from one type of material to another, such as from fabric to plastic.  Once the design customization process is complete between the Company and our customer, we are solely responsible for communicating the specifications to the manufacturer and ensuring that the manufacturer makes the product in accordance with these specifications.

6.
Please refer to your response to prior comment four.  It appears that you have concluded that you are responsible for product quality, acceptability, and safety based upon the quality review inspections that you perform.  In this regard, please describe for us, in detail, the nature of your quality review inspections, including the procedures that are generally performed.  Please note that we acknowledge from your discussion of the “Quality Control Process” (i.e., on page 9 of your amended Form 8-K) that your quality control procedures include (A) identifying and evaluating qualified manufacturers for specific orders, (B) monitoring quality control at the product manufacturers’ facilities, during both the raw material purchase process and the production process, and (C) thoroughly examining the quality and quantity of the final product upon delivery to your warehouse (i.e., prior to shipping).  However, we also note from your response to our prior comment four that the majority of your inventory is shipped directly from the supplier to your customers.  As such, please clarify for us, as well as in your disclosure, whether your quality control procedures for products shipped directly from suppliers to your customers (a) are limited to the identification of qualified manufacturers and general monitoring of the purchasing and production processes at those product manufacturers’ facilities or (b) also include a thorough examination of the quality and quantity of each fulfilled order (i.e., as suggested by your response to our prior comment four).  To the extent that quality and quantity review inspections are performed prior to the shipment of all customer orders, including those shipped directly from supplier to customer, please explain how such inspections are carried out.  For example, if you maintain quality review inspectors/personnel at the facilities of each manufacturer and/or supplier of the products that you market, please advise.

RESPONSE: In addition to ensuring that each manufacturer meets the qualifications and required industry standards set by the PRC government and, if applicable, the standards fixed by the laws of the destination countries if the products are being exported (as described in the 8-K/A on page 7 under the subsection Certifications), the Company’s quality control procedures include reviewing for compliance with GB 6675-2003 Chinese National Safety Technical Code for Toys released by National Technical Committee of Standardization for Toys.  Based upon these standards, we have developed a checklist which our technicians follow when reviewing the toys, the scope of which can vary depending upon the type of toy.  In addition to inspection of the composition and component materials, procedures can include heavy metal inspection, tensile testing and impact testing.  For toys being exported, our quality control procedures also include reviewing for compliance with the various quality control standards and in some instances certifications fixed by the destination country.  The Company conducts testing on customized toys and new “off the shelf” toys which have recently been introduced by a manufacturer, together with representative testing by order of “off the shelf” toys which have been previously been on the market and are manufactured by a known company.  Because most of the Company’s suppliers are located in the vicinity of the City of Shantou, where the Company resides, in instances where the Company directs the supplier to deliver the order to the shipping point, the Company’s technicians visit the suppliers’ distribution or manufacturing facilities prior to delivery of the order to the shipping point to conduct quality control inspection and, if necessary, bring samples back to the Company’s testing room for further inspection, which is completed before the order is shipped.

At such time as we file a further amendment to the Form 8-K/A, we will revise the disclosure which appears on page 9 as follows (revisions reflected in underlined text).  This revised text will also appear in the Form 10-K for the fiscal year ended December 31, 2011.

Quality Control Process

Our quality control process includes identifying and evaluating qualified manufacturers for specific orders.  We  ensure that each manufacturer meets the qualifications and required industry standards set by the PRC government and, if applicable, the standards fixed by the laws of the destination countries if the products are being exported, all as described earlier in this section under “Certifications.”  We also monitor the quality control during the purchase of raw materials and production process at the manufacturers’ facilities. We thoroughly examine the quality and quantity of the final product upon delivery to our warehouse prior to shipping, including reviewing for compliance with GB 6675-2003 Chinese National Safety Technical Code for Toys released by National Technical Committee of Standardization for Toys.  Based upon these standards, we have developed a checklist which our technicians follow when reviewing the toys, the scope of which can vary depending upon the type of toy.  In addition to inspection of the composition and component materials, procedures can include heavy metal inspection, tensile testing and impact testing.  For toys being exported, our quality control procedures also include reviewing for compliance with the various quality control standards and in some instances certifications fixed by the destination country.  We conduct testing on customized toys and new “off the shelf” toys which have recently been introduced by a manufacturer, together with representative testing by order of “off the shelf” toys which have been previously been on the market and are manufactured by a known company. Because most of our suppliers are located in the vicinity of the City of Shantou, where we reside, in instances where we direct the supplier to deliver the order to the shipping point, our technicians visit the suppliers’ distribution or manufacturing facilities prior to delivery of the order to the shipping point to conduct quality control inspection and, if necessary, bring samples back to our testing room for further inspection, which is completed before the order is shipped. The orders are then packed into containers and shipped to our customers.

7.
Based upon your response to prior comment four, you have experienced minimal product rejection as a result of deficient product quality.  However, you also state in your response that, in the event of rejection or returns of products, you would seek to recover the cost of replacement products and/or costs related to remedying the defective product from the supplier of such product.  Similarly, we note that you do not provide a warranty on the products that you market.  However, you state that if you were to replace defective or damaged products at your expense, you would consider seeking reimbursement of some or all of the expense from the product manufacturer.  With regard to the aforementioned observations, please tell us whether your contracts with product manufacturers and suppliers generally include policies that address the treatment of products that your customers return due to issues with product quality or acceptability.  If so, please provide us with a detailed description of those policies – including, but not limited to, an explanation of (A) the circumstances under which you would be obligated to pay for the returned products, (B) the circumstances under which you may receive a credit (e.g., a reduction to your payable balance) as a result of the products being returned, and (C) any and all circumstances under which you would take title to and maintain possession of the returned products.  In addition, tell us whether customers generally would be expected to return products directly to the manufacturer/supplier of the products or to your company.  Furthermore, tell us whether the manufacturer/suppliers of the products that you market generally provide warranties on their products.  Finally, tell us whether your responsibility for the replacement costs and/or remedy of defective products (i.e., suggested in your response to our prior comment four) is either indirectly or directly expressed in the contracts with your customers.

RESPONSE: In accordance with customary sales policies within our industry in China, our contracts with product manufacturers and suppliers  do not include written policies that address the treatment of products that our customers may return due to issues with product quality or acceptability. Likewise, in accordance with customary industry practices in China, toy manufacturers do not provide product warranties.  Because the products are purchased from us, we would expect that in the event of a product return, our customers would return the products to us.  Our sales contracts with our customers contain a statement to the effect that the customer should contact us in the event of any dissatisfaction with the products purchased from us, and that we will make every effort to pursue amicable negotiations first and if no settlement is reached, that such dispute should then be submitted to the China International Economic and Trade Arbitration Commission for a decision which will be binding on both parties (our company and the customer).  We interpret this statement to mean that in the event of a rejection of products or a return by a customer for any reason, we are responsible for the cost of replacement to its customer, an understanding we believe is shared by our customers.

8.
Please refer to your response to prior comment four.  You state that your company is not and does not expect to be primarily responsible for any product liability claims or recalls attributable to the products that you market.  You state further that, if you were to receive notice of an intended product liability or recall claim, you would view the product manufacturer as primarily responsible and look to the manufacturer for indemnification against the costs associated with the product liability or recall of the product.  Please explain to us how you have concluded that your lack of responsibility with regard to product liability and recall claims is consistent with your determination that you (A) are the primary obligor for the products that your market and (B) more specifically, are responsible for product quality, acceptability and safety.  As part of your response, please advise whether your customers and the ultimate end-users of the products that you market would perceive you or the manufacturer of the products that you market as responsible for or at fault for any incidences that may result in a product liability or recall claim.  In this regard, describe any factual evidence (e.g., contract terms, accompanying product literature, labeling, etc.) that would support your customers’ and end-users’ perceptions regarding your actual responsibility for the quality and safety of the products that you market.

RESPONSE: We are the primary obligor for the products we market in accordance with ASC 605-45-45-4 because we are responsible for providing the product desired by the customer in the transaction and for handling all the fulfillment process to the satisfaction of the customer. All communications prior to the placement of the order and subsequent thereto are between our staff and our customer or our staff and the manufacturer/supplier.  Our customers do not have contact with the manufacturer/supplier.   Sales invoices for the products reflect the products are being purchased from our company and, as applicable, shipping and related documentation reflects the Company as the consignor of the shipment.  We respond directly to the customer as the principal on the transaction for full satisfaction in the transaction and acceptability of the products delivered to the customer.  Our representations, both during the marketing phase of the products to the customer and  in our written sales invoice to our customers, including the terms of sales,  provide evidence, in accordance with ASC 605-45-45-4, that the Company, and not the supplier, is responsible for fulfilling the ordered product by the Company’s customer.  As set forth above, our sales contracts with our customers also have a written provision that in case there is a dispute concerning their products that the Company and the customer should pursue amicable negotiations first and, in case of no settlement is reached, that such dispute should then be submitted to the China International Economic and Trade Arbitration Commission which award once rendered will be final and binding on both parties, being the Company and its customer.

9.
We note from your response to prior comment four that sales generated through visits to your showroom represent approximately 70% of your reported revenue.  In this regard, please tell us whether individual (i.e., specific) toys displayed in your showroom are, generally, produced by more than one manufacturer/supplier, such that you truly have discretion with regard to supplier selection when satisfying a customer’s order of a specific item.  In this regard, we note that FASB ASC 604-45-45-10 suggests that it would be appropriate for an entity to assess its discretion in supplier selection when evaluating whether revenue should be recognized “gross” or “net,” if multiple suppliers are available to provide a product or service that is ordered by a customer.  In addition, tell us whether individual toys displayed in your showroom are typically displayed in the same form as the final product to be delivered to your customers.  If not, please describe how a customer’s order may differ or be altered from the display unit selected.

RESPONSE: Individual (specific) toys displayed in our showroom are produced by a number of manufacturers and available through a number of suppliers.  Toys displayed in our showroom include “off the shelf' type toys, which are in the final form to be delivered to a customer, and representative customized toys which reflect the variety of options available to our customers who desire to order customized toys. Once customers visit the showroom they are aware of the type and scope of available toys, including representative customized toys, and, based on their specifications, we customize particular orders for the customer to fit their specification and needs.  The choice of the manufacturer/supplier for both the “off the shelf” toys and customized toys lies solely with the Company.  Therefore, in compliance with ASC 605-45-45-10, we have discretion in supplier selection for products ordered by a customer so as to provide the customer with the specific toys they want to order based on the wide selection available.

Note 14 – Concentrations and Credit Risk

(ii) Vendor Concentrations, page 14

10.
Please tell us the nature of Universal Toys’ business operations.  For example, explain whether the company is a distributor of toys, manufacturer of toys, or operates in another capacity with the toy industry.  If Universal Toys is a manufacturer of toys, please tell us what percentage of your purchases from Universal Toys during the nine-month period ended September 30, 2011 reflected toys that Universal Toys manufactured itself.  If Universal Toys is a distributor of toys, please tell us (A) Universal Toys’ role in the delivery of toys between the manufacturer and your company and/or the end-user, including the underlying business reason therefore and (B) the nature of the quality control procedures performed with regard to purchases from this distributor – including, when, where, and how the quality control process is performed.

RESPONSE:  Universal Toys is a distributor of toys and not a manufacturer. Universal Toys has no role in the delivery of toys between the manufacturer and the Company and/or the end-user.  Universal Toys does not take possession of the products we order through it and all shipments either to our warehouse or to a shipping point at our instructions are made by the manufacturer of the products.  The quality control procedures performed with regards to purchases from this distributor are as set forth above in response to comment 6. In instances where the products are delivered to the shipping point at our instructions, we conduct the quality control inspection at the manufacturer’s facilities prior to delivery to the shipping point.

11.
Per your disclosure on page 5 of your amended Form 8-K, you source 800,000 toys.  Presumably, these toys that you source are produced by several manufacturers.  Given that substantial number of different toys that you source and make available to your customers, please explain to us, in detail, why 93.3% of your purchasers from suppliers during the nine-month period ended September 30, 2011 would be from a single supplier – Universal Toys (HK) Ltd. (“Universal Toys”).  As part of your response, tell us (A) the primary sales channel (e.g., your showroom, your website, etc.) for toys that are sourced from Universal Toys, (B) the percentage of sample toys displayed in your showroom and/or offered on your website for which Universal Toys is either the primary supplier or the only supplier, and (C) when you began displaying/offering products supplied by Universal Toys in your toy showroom and on your website.

RESPONSE:  The primary sales channel for our products, including those sourced from Universal Toys as well as other sources of supply, is our toy showroom.  We began purchasing toys from Universal Toys in the spring of 2011 when we began expanding our export business following the Reorganization.  As part of this relationship, we began displaying toys in our showroom which are distributed by Universal Toys and those toys presently represent approximately 66% of the toys on display, however, we are displaying products from approximately 30 different suppliers or manufacturers.  Of the toys on display in our showroom which are distributed by Universal Toys, the Company believes that there are alternative sources of supply for substantially all of those toys.  We believe the supplier concentration in the first nine months of 2011 directly correlates with the Company’s expanded export sales during that period.   It is the Company’s understanding that Universal Toys is a large company which supplies many companies, such as ours, with an export toy business.  As such, we found that the pricing structure offered by Universal Toys, based upon volume purchases, was more favorable to us than pricing we could receive from similar companies.

12.
We note that (A) sales to five customers represented 100% of the revenue that you reported for fiscal 2010 and (B) sales to three of those customers represented 92% of the total revenue reported for fiscal year 2009.  In contrast, only one of the customers to which a significant portion of your fiscal year 2010 and/or fiscal year 2009 revenue was attributed represented 10% or more of your total reported revenue for the nine-month period ended September 30, 2011.  Furthermore, all significant customers only represented 31% of your reported revenue for the nine-month period ended September 30, 2011.  The aforementioned observations suggest that you may have substantially increased your customer base during the nine-month period ended September 30, 2011 and, more specifically, during the period subsequent to the formation of BT Brunei on April 13, 2011.  If so, please advise how this increase in customer base was accomplished.  In addition, given that the significant increase in your purchases from Universal Toys during the nine-month period ended September 30, 2011 appears to be highly correlated with the significant increase in your sales for the nine-month period ended September 30, 2011, tell us whether your expanded relationship with Universal Toys contributed directly to the expansion of your customer base.  Please be detailed in your response.

RESPONSE: The Company believes that the increase in the customer base is the result of the increased sales to export customers. These increased customers were initially the result of our marketing efforts described in response to comment 1, complemented by the sales efforts of our toy showroom personnel and website marketing efforts.  Since Universal Toys has been in business since 2008, supplying the toy industry with a wide and diverse selection of toys, we were able to maximize our export sales through this expanded relationship as a result of its volume pricing structure.  While from time to time Universal Toys has referred potential customers to us, the Company believes that the individual efforts of the undersigned, together with the Company’s sales and marketing staff, are responsible for our growth and expanded customer base.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Wei Lin
Wei Lin
Chief Executive Officer

cc:           Schneider Weinberger LLP